UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under Securities Exchange Act of 1934
(Amendment No. 3)*

iKang Healthcare Group, Inc.

(Name of Issuer)

Class A Common Shares, par value US$0.01 per share**

(Title of Class of Securities)

45174L108***

(CUSIP Number)

Mr. Lee Ligang Zhang

c/o iKang Healthcare Group, Inc.

B-6F Shimao Tower, 92A Jianguo Road

Chaoyang District

Beijing 100022

People’s Republic of China

+86 10 5320 6080

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** Not for trading, but only in connection with the registration of American Depositary Shares each representing 1/2 Class A Common Share.

*** This CUSIP applies to the American Depositary Shares, each representing 1/2 Class A Common Share.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45174L108	13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Lee Ligang Zhang
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,374,371[1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,374,371[1]
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
12.7%.[2] The voting power of the shares beneficially owned by the Reporting Person represents 34.3% of the total outstanding voting power of all Common Shares.

14	Type of Reporting Person IN

(1)  Consists of (i) 526,721 Class A Common Shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C Common Shares held by Time Intelligent Finance Limited; (iii) 2,264,140 Class A Common Shares and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed, Inc., which is wholly owned by Time Intelligent Finance Limited; and (iv) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 3.

The rights of the holders of Class A and Class C Common Shares are identical, except with respect to voting and conversion rights. Each Class A Common Share will be entitled to one vote per share. Each Class C Common Share will be entitled to 15 votes per share and is convertible at any time into one Class A Common Share.

(2)  Percentage calculated based on 33,444,877 Class A Common Shares and 805,100 Class C Common Shares outstanding as of June 30, 2017 as disclosed in Issuer’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 15, 2017, and 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 3.

CUSIP No.	45174L108	13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Time Intelligent Finance Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,374,371[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,374,371[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
12.7%.[2] The voting power of the shares beneficially owned by the Reporting Person represents 34.3% of the total outstanding voting power of all Common Shares.

14	Type of Reporting Person CO

(1)  Consists of (i) 526,721 Class A Common Shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C Common Shares held by Time Intelligent Finance Limited; (iii) 2,264,140 Class A Common Shares and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed, Inc.; and (iv) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 3. As Time Intelligent Finance Limited is wholly owned by Time Evergreen Company Limited, which in turn is wholly owned by TMF (Cayman) Ltd. as trustee of Zhang’s Family Trust with Mr. Lee Ligang Zhang as settlor, Time Intelligent Finance Limited shares the voting and dispositive power of such 4,374,371 Common Shares with Time Evergreen Company Limited and TMF (Cayman) Ltd.

(2)  Percentage calculated based on 33,444,877 Class A Common Shares and 805,100 Class C Common Shares outstanding as of June 30, 2017 as disclosed in Issuer’s annual report on Form 20-F filed with the SEC on August 15, 2017, and 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 3.

CUSIP No.	81783J 101	13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) ShanghaiMed, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,042,550[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,042,550[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,042,550[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
8.8%[2]. The voting power of the shares beneficially owned by the Reporting Person represents 6.7% of the total outstanding voting power of all Common Shares.

14	Type of Reporting Person CO

(1)  Consists of (i) 2,264,140 Class A Common Shares and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed, Inc.; and (ii) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 3. As ShanghaiMed, Inc. is wholly owned by Time Intelligent Finance Limited, it shares the voting and dispositive power of such 3,042,550 Common Shares with Time Intelligent Finance Limited, Time Evergreen Company Limited and TMF (Cayman) Ltd.

(2)  Percentage calculated based on 33,444,877 Class A Common Shares and 805,100 Class C Common Shares outstanding as of June 30, 2017 as disclosed in Issuer’s annual report on Form 20-F filed with the SEC on August 15, 2017, and 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 3.

CUSIP No.	81783J 101	13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) TMF (Cayman) Ltd. as the Trustee of Zhang’s Family Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,374,371[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,374,371[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
12.7%.[2] The voting power of the shares beneficially owned by the Reporting Person represents 34.3% of the total outstanding voting power of all Common Shares.

14	Type of Reporting Person CO

(1)  Consists of (i) 526,721 Class A Common Shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C Common Shares held by Time Intelligent Finance Limited; (iii) 2,264,140 Class A Common Shares and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed, Inc.; and (iv) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 3. TMF (Cayman) Ltd. is the trustee of Zhang’s Family Trust with Mr. Lee Ligang Zhang as settlor. As TMF (Cayman) Ltd. holds all of the equity interests in Time Evergreen Company Limited which in turn holds all of the equity interests in Time Intelligent Finance Limited, TMF (Cayman) Ltd. shares the voting and dispositive power of such 4,374,371 Common Shares with Time Evergreen Company Limited and Time Intelligent Finance Limited.

(2)  Percentage calculated based on 33,444,877 Class A Common Shares and 805,100 Class C Common Shares outstanding as of June 30, 2017 as disclosed in Issuer’s annual report on Form 20-F filed with the SEC on August 15, 2017, and 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 3.

CUSIP No.	81783J 101	13D/A

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Time Evergreen Company Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,374,371[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,374,371[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371[1]
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
12.7%.[2] The voting power of the shares beneficially owned by the Reporting Person represents 34.3% of the total outstanding voting power of all Common Shares.

14	Type of Reporting Person CO

(1)  Consists of (i) 526,721 Class A Common Shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C Common Shares held by Time Intelligent Finance Limited; (iii) 2,264,140 Class A Common Shares and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed, Inc.; and (iv) 150,000 Class A Common Shares issuable to ShanghaiMed, Inc. upon its exercise of options within 60 days of the date of this Amendment No. 3. As Time Evergreen Company Limited holds all of the equity interests in Time Intelligent Finance Limited and is wholly owned by TMF (Cayman) Ltd. as trustee of Zhang’s Family Trust with Mr. Lee Ligang Zhang as settlor, Time Evergreen Company shares the voting and dispositive power of such 4,374,371 Common Shares with Time Intelligent Finance Limited and TMF (Cayman) Ltd.

(2)  Percentage calculated based on 33,444,877 Class A Common Shares and 805,100 Class C Common Shares outstanding as of June 30, 2017 as disclosed in Issuer’s annual report on Form 20-F filed with the SEC on August 15, 2017, and 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 3.

Introductory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D filed jointly by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on September 9, 2015, as previously amended by Amendment No. 1 filed on January 5, 2016 and Amendment No. 2 filed on June 7, 2016, respectively (the “Original Schedule 13D”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D unless defined herein.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended in its entirety as follows:

(a), (b) The following table sets forth the beneficial ownership of Common Shares of the Issuer for each of the Reporting Persons.

Reporting Person	Amount beneficially owned (1) (2):	Percent of class (3):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Lee Ligang Zhang (4)	4,374,371	12.7%	4,374,371	0	4,374,371	0

Time Intelligent (4)(6)	4,374,371	12.7%	0	4,374,371	0	4,374,371

ShanghaiMed (5)	3,042,550	8.8%	0	3,042,550	0	3,042,550

TMF (Cayman) Ltd. as the Trustee of Zhang’s Family Trust (6)	4,374,371	12.7%	0	4,374,371	0	4,374,371

Time Evergreen Company Limited (6)	4,374,371	12.7%	0	4,374,371	0	4,374,371

(1)   Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Act and includes voting or investment power with respect to the securities.

(2)   Includes collectively those Class A Common Shares and Class C Common Shares held by each Reporting Person, and assumes conversion of all Class C Common Shares into the same number of Class A Common Shares.

(3)   Percentage of beneficial ownership of each listed person is based on 33,444,877 Class A Common Shares and 805,100 Class C Common Shares outstanding as of June 30, 2017 as disclosed in Issuer’s annual report on Form 20-F filed with the SEC on August 15, 2017, as well as the Class A Common Shares underlying share options exercisable by such person within 60 days of the date of this Schedule 13D.

(4)   Includes (i) 526,721 Class A Common Shares held of record by Time Intelligent; (ii) 805,100 Class C Common Shares held of record by Time Intelligent, representing 100.0% of the total outstanding Class C Common Shares of the Issuer; (iii) 2,264,140 Class A Common Shares held of record by ShanghaiMed and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed, which is wholly owned by Time Intelligent; and (iv) 150,000 Class A Common Shares issuable to ShanghaiMed upon its exercise of options within 60 days of the date of this Schedule 13D.

(5)   Includes (i) 2,264,140 Class A Common Shares held of record by ShanghaiMed and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed; and (ii) 150,000 Class A Common Shares issuable to ShanghaiMed upon its exercise of options within 60 days of the date of this Schedule 13D.

(6)   Time Intelligent is wholly owned by Time Evergreen Company Limited, which in turn is wholly owned by TMF (Cayman) Ltd. as trustee of Zhang’s Family Trust with Mr. Lee Ligang Zhang as settlor and Mr. Lee Ligang Zhang and his family members as beneficiaries. As a result, Time Evergreen Company Limited and TMF (Cayman) Ltd. may be deemed to beneficially own all of the Common Shares of the Issuer directly held by Time Intelligent and ShanghaiMed, respectively.

(c) None of the Reporting Persons has effected any transactions in the Common Shares (including Common Shares represented by ADSs) during the last sixty days.

(d) Not Applicable.

(e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Share Charge and Share Mortgage to Gopher Global Credit Fund II

On August 25 2017, ShanghaiMed entered into a Facility Agreement (the “Facility Agreement”), pursuant to which Gopher Global Credit Fund II provided a US$19,000,000 loan facility with a term of six months to ShanghaiMed. Pursuant to the Facility Agreement, ShanghaiMed will apply or procure that all amount borrowed by it under the Facility Agreement are used towards repayment of certain of its, the Time Intelligent’s or Mr. Lee Ligang Zhang’s existing financial indebtedness (including the repayment of a portion of the loan of RMB150,000,000 from AVIC Trust Co., Ltd. as described in “— Share Pledge to AVIC Trust Co., Ltd.” below) and financing certain of ShanghaiMed’s or Mr. Lee Ligang Zhang’s investments.

On August 25, 2017, ShanghaiMed entered into (i) a share charge (the “Share Charge”) with Gopher Global Credit Fund II in respect of 1,256,820 American Depositary Shares (“ADSs”), representing 628,410 Class A Common Shares, held by ShanghaiMed, and (ii) an equitable share mortgage (the “Share Mortgage”) with Gopher Global Credit Fund II in respect of 1,044,259 Class A Common Shares held by ShanghaiMed (together with the Share Charge, the “Security Documents”) to secure ShanghaiMed’s obligations under the Facility Agreement. ShanghaiMed may not sell, transfer or otherwise dispose of any of the charged ADSs and Class A Common Shares, or enter into or permit to subsist any title retention arrangement over the charged ADSs and Class A Common Shares.

The Security Documents will be immediately enforceable upon the occurrence of an event of default and delivery of an enforcement notice pursuant to the Facility Agreement. In the event that any Security Document becomes enforceable, Gopher Global Credit Fund II will be able to (i) exercise all voting rights and other rights attaching to the charged shares under the Share Mortgage, to receive and retain all dividends and other distributions made on or in respect of the charged shares, or to sell the charged shares as it may determine; and (ii) sell or otherwise dispose of all the title to and interest in the charged ADSs as it may determine.

Share Pledge to AVIC Trust Co., Ltd.

On September 9, 2016, ShanghaiMed pledged 1,210,000 Class A Common Shares to AVIC Trust Co., Ltd. to secure a 12-month loan of RMB150,000,000 borrowed by Ligang Capital Investment (Shenzhen) Co., Ltd. (“Ligang Capital”), an entity controlled by Mr. Lee Ligang Zhang, from AVIC Trust Co., Ltd. In the event that Ligang Capital fails to repay the loan, AVIC Trust Co., Ltd. will have the right to dispose of the pledged shares.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 7.7: Charge over Shares, dated August 25, 2017, by and between ShanghaiMed, Inc. and Gopher Global Credit Fund II

Exhibit 7.8: Equitable Mortgage over Shares, dated August 25, 2017, by and between ShanghaiMed, Inc. and Gopher Global Credit Fund II

Exhibit 7.9: Share Pledge Contract, dated September 9, 2016, by and between AVIC Trust Co., Ltd. and ShanghaiMed, Inc.

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2017

LEE LIGANG ZHANG

By:	/s/ LEE LIGANG ZHANG
Name: Lee Ligang Zhang

TIME INTELLIGENT FINANCE LIMITED

By:	/s/ LEE LIGANG ZHANG
Name: Lee Ligang Zhang
Title: Director

SHANGHAIMED, INC.

By:	/s/ LEE LIGANG ZHANG
Name: Lee Ligang Zhang
Title: Director

TMF (CAYMAN) LTD.

By:	/s/ CHOA KIN WAI and YEU CHI FAI
Name: Choa Kin Wai and Yeu Chi Fai
Title: Authorized Signatories

TIME EVERGREEN COMPANY LIMITED

By:	/s/ S.B. VANWALL LTD
Name: S.B. Vanwall Ltd
Title: Director

INDEX TO EXHIBITS

Exhibit 7.7	Charge over Shares, dated August 25, 2017, by and between ShanghaiMed, Inc. and Gopher Global Credit Fund II

Exhibit 7.8	Equitable Mortgage over Shares, dated August 25, 2017, by and between ShanghaiMed, Inc. and Gopher Global Credit Fund II

Exhibit 7.9	Share Pledge Contract, dated September 9, 2016, by and between AVIC Trust Co., Ltd. and ShanghaiMed, Inc.